Exhibit 99.7

Water: Large Growth Global Opportunities ABENGOA Completing Transformation 9th Annual Analyst and Investor Day New York City & London, April 7 & 9, 2015 Carlos Cosín Abengoa Water CEO

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda The water market Abengoa’s value propositions Main Takeways

4 Agenda The Water Market

The Water Market ABENGOA The water market (2015-2018) 5 Source: own analysis, data obtained from Global Water Markets 2014 report Cumulative global water market (2015-2018) Cumulative CAPEX water market (2015-2018)

ABENGOA 6 The Water Market Cumulative water treatment facilities CAPEX market (2015-2018) Cumulative water treatment facilities CAPEX market (2015-2018) Source: own analysis, data obtained from Global Water Markets 2014 report The water market (2015-2018)

ABENGOA Global water challenges 7 Increasing water scarcity problems Increasing water demand Uneven population distribution Climate change Rapidly growing cities Increasing water quality problems The use of pesticides, fertilizers and chemicals in agriculture Over exploitation of underground water Emerging pollutants The Water Market Source: own analysis, data obtained from Global Water Markets 2014 report The Water Market

8 Agenda Abengoa’s value propositions

ABENGOA Abengoa in the water market Abengoa develops integral solutions through combining its capacity for project finance, design, build and operation & maintenance. Abengoa offers turnkey projects leveraging its know-how, experience, and technology Abengoa provides services of operation & maintenance for municipal & industrial clients Abengoa in the water market is a technology-driven, global water company that provides integral solutions for municipal and industrial clients. 9 Abengoa’s Value Propositions R & D Development Finance Design Procurement Construction O & M Technical Consulting

ABENGOA Abengoa’s markets 10 Municipal water Desalination Water treatment Wastewater treatment Reuse Power Refining Mining Oil & gas Industrial water Abengoa’s Value Propositions

ABENGOA Abengoa’s solutions 11 BOT/PPP model Technology & innovation Desalination Water treatment Wastewater treatment Wastewater treatment Water reuse Process water Others municipal (disinfection ) Total: 4,947,040 m3/d 333,167 m3/d 217,278 m3/d 648,000 m3/d 297,612 m3/d 1,198,312 m3/d 1,740,583 m3/d 1,514,724 m3/d Capacity Municipal water Industrial water Abengoa’s Value Propositions

ABENGOA

Abengoa's Value Propositions

Desalination

Source water →

Intake
- Open intakes
- Subsurface intakes

→

Pretreatment
- Conventional (GSF, PSF, DAF, etc.)
- Membrane filtration (MF-UF)

→

Pretreatment
- Cartridge filtration
- High-pressure feed pumps
- RO racks
- Energy recogery systems

↓

Brine management
- Direct discharge
- Zero liquid discharge (BW)

→

Post-treatment
- Chemical addition
- Dissolving minerals
- Mixing with source water

→ Drinking water



Abengoa's water infrastructures control room





UF membrane racks in Qindao desalination plant



Ghana desalination plant

12

ABENGOA Water treatment for drinking water 13 Coagulation Flocculation Dissolved air flotation or clarification Waste sludge Raw water Rapid gravity filter Backwash water Disinfection pH correction Drinking water Traditional water treatment systems are unable to eliminate the emerging pollutants Examples of emerging pollutants: Antivirals and antibiotics, muscle relaxants, and antidepressants and tranquilizers, as well as medications for treating cancer, diabetes, and hypertension Membrane treatment technologies Abengoa’s Value Propositions

ABENGOA Wastewater treatment & reuse 14 Screening & grit removal Primary settlement & clarification Biological reactor, nutrient recovery or elimination Secondary clarification Media filtration Disinfection Sludge treatment Dehydration Reclaimed water Discharge or other uses Biogas Biosolids Influent Membrane filtration Advanced oxidation Qinghe tertiary treatment plant Worker installing hollow fiber membranes in MBR Abengoa’s Value Propositions

ABENGOA R&D+i programs Abengoa Water develops its own R&D+i plan which is based on 3 main programs: Membranes To develop solutions and proprietary technology for advanced filtration Desalination To produce alternative water resources at a competitive price Water treatment & reuse To develop solutions for wastewater treatment allowing its reuse 15 Pilot plant for study of selective precipitation Multimembrane demonstration plant Abengoa’s Value Propositions

16 Agenda Main Takeaways

ABENGOA 17 Main Takeways Abengoa will keep on working to solve water scarcity and water quality problems, contributing to the development of local communities in which it operates, with a pipeline of more than $ 3.1 billion in BOT/PPP projects and $ 16.6 billion in EPC projects Abengoa offers integral solutions for both municipal and industrial clients providing technology and high value services In Abengoa we believe in R&D+i as a key element to differentiate ourselves and remain competitive We also believe that the BOT/PPP model offers an alternative to traditional EPC model for solving water challenges

Thank you ABENGOA April 7 & 9, 2015 Innovative Technology Solutions for Sustainability